UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 21 2025

Commission File Number: 001-41884

SRIVARU Holding Limited

(Exact name of Registrant as specified in its charter)

3rd Floor, Genesis House, Unit 18, Genesis Close,

George Town, P.O Box 10655,

Grand Cayman KY1-1006,

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SRIVARU Holding Limited (the “Company” or “SVMH”) has been made aware of a legal claim against the Company by Sabby Volatility Warrant Master Fund Ltd. (“Sabby”) in the Supreme Court of the State of New York, Index No. 650870/2025. The Company is committed to transparency, compliance, and protecting shareholder value while it defends itself against this claim.

Background & Sabby’s Investment Position

●	On October 31, 2024, Sabby purchased 16,800,000 units, each consisting of one common share and one warrant.

●	The warrants included a cashless conversion provision, allowing holders to receive two shares per warrant upon exercise.

●	Sabby’s claim is based on a warrant exercise calculation that differs from the Company’s documented and disclosed methodology, which values the exercise at $0.096 per share, despite the fact that the alternative provision effectively eliminated the cost of conversion, making the true exercise price $0.

●

Prior to share combination/share reversesplit event SABBY exercised 13,180,839 for 26,361,678 and as per the email confirmation SABBY left with 3,619,161 warrants as of January 16 2025. As company had to reverse split (share combination) of 50:1 to bring share price well about $1. These 3,619,161 warrants would have been eligible for 7238322 shares on pre-share combination basis or (7238322/50=144,766 shares) 144,766 post share combination basis.

●

As indicated in email by Sabby, Sabby had 3,619,161 warrants remaining before reversesplit, which the Company calculated to equate to 72,383 warrants (before reversesplit warrant / reversesplit ratio that is 3,619,161/50= 72,383) which is convertible on cashless basis for 144,766.

However, Sabby now claims they should have received 989,576 post-split shares, representing approximately 583% increase which company disputes based on the cashless exercise price.

SABBY claims that “Sabby is entitled to liquidated damages computed in accordance with Section 2(d) of the Warrants, and attorneys’ fees pursuant to section 5(e) of the Warrants. Sabby estimates that the liquidated damages are approximately $350,000 and will accrue at approximately $120,000 per week until shares are delivered. Pursuant to the Warrants, Sabby is also entitled to damages in the aggregate amount of approximately $850,000 based on the value of the SVMH shares that SVMH failed to deliver at the relevant time.”

●

During the offering process, company disclosed all the authorized shares and authorized capitol to underwriter and their team. SABBY or underwriters never mentioned about needing to increase the authorized capital nor raised any concern about remaining authorized capitol being insufficient to meet the need. Therefore Company never intended to modify the authorized capitol and it remained the same since the offering.

●

Sabby engaged in pre-selling stock during the additional warrant and shares requested timeframe between Jan 15 - Jan 18, 2025. In an email from Sabby’s counsel on January 20, 2025, Sabby explicitly acknowledged that it had already sold shares in advance and required SVMH to deliver shares to cover its trading activity, exposing the Company to unlimited buy-in protection risks.

Company’s Response and Legal Action

SVMH is actively:

●

Defending itself against the lawsuit and evaluating all legal remedies. Actual business of Electric two wheeler mobility in companies operating country is growing; company intend to execute its operation plan thus building longterm value for shareholders.

The Company has observed stock price volatility during the relevant period and is assessing the potential impact on warrant exercises and investor sentiment. Sabby’s warrant exercises and short-selling created downward pressure on SVMH’s stock, amplifying market distortions.

●	Ensuring compliance with contractual obligations while protecting shareholder value.

●	Engaging with legal and regulatory advisors to address shareholder concerns.

Forward-Looking Statements

This disclosure contains forward-looking statements regarding ongoing legal proceedings. Actual outcomes may differ due to court rulings, regulatory actions, or shareholder decisions.

This report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 21, 2025
SRIVARU Holding Limited

/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer